Fiscal 2019

Management Discussion and Analysis
of Financial Condition and Results of Operation
For the Three Months and 12-Months Ended June 30, 2019 and June 30, 2018

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) dated as of September 23, 2019 presents an analysis of the consolidated financial condition of DHX Media Ltd. and its subsidiaries (together referred to as “DHX Media”, the “Company”, "we”, “our” or “us”) as at June 30, 2019 compared to June 30, 2018, and the consolidated results of operations for the three-month period and year ended June 30, 2019 compared with the corresponding period of 2018. This MD&A should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended June 30, 2019. Unless otherwise noted, the financial information reported herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") and are presented in thousands of Canadian Dollars, except per share amounts and otherwise indicated. Some figures and percentages may not total exactly due to rounding.
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. Although these measures do not have standardized meanings and may not be comparable to similar measures presented by other companies, these measures are defined herein or can be determined by reference to our consolidated financial statements. The Company discusses these measures because it believes that they assist the reader in better understanding operations and key financial results.
DHX Media is a public company whose common voting shares (“Common Voting Shares”) and variable voting shares (“Variable Voting Shares”) are traded on the Toronto Stock Exchange (“TSX”) under the ticker 'DHX' and on the NASDAQ Global Trading Market (“NASDAQ”) under the ticker 'DHXM'. Headquartered in Canada, DHX Media has offices worldwide.
Further information about the Company can be found on our website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.
Caution Regarding Forward-Looking Statements
This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the US Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “US Exchange Act”), and Section 27A of the US Securities Act of 1933, as amended (the “US Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements with respect to:
•the business strategies and strategic priorities of the Company;

•	Management’s financial targets and priorities, and the future financial and operating performance and goals of the Company and its subsidiaries;

•	the timing for implementation of certain business strategies and other operational activities of the Company;

•	the markets and industries, including competitive conditions, in which the Company operates;

•	the Company’s production pipeline;

•	the financial impact of its long-term agreements with Mattel, Inc. and other strategic brand partnerships; and

•	the Company’s cost reduction and deleveraging initiatives.
Forward-looking statements are based on factors and assumptions that Management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results; (ii) the expected pace of expansion of the Company’s operations, (iii) the Company’s ability to restructure its operations and adapt to a changing environment for content; (iv) future general economic and market conditions, including debt and equity capital markets; (v) the impact of increasing competition on the Company; and (vi) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.
This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form ("AIF") for the year ended June 30, 2019 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml and under the heading “Risk Assessment” contained in this MD&A.
These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

Business Overview
DHX Media is a leading independent children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the Degrassi franchise. We focus on children and family content given the international reach and longer lifespan of this genre of programming and the potential to monetize this content across multiple revenue streams. Kids’ and family content travels across cultures and consists largely of animated series, which can be easily dubbed into multiple languages. Such content does not lose relevance as easily as other genres and therefore can be licensed into numerous markets over and over again for many years.
As one of the world’s foremost producers of children’s series, DHX Media owns the world’s largest independent library of children’s content, at approximately 13,000 half-hours. We monetize our content and related intellectual property (“IP”) mainly by:

1.	producing and distributing shows to over 500 broadcasters and streaming services worldwide;

2.	generating ad-supported video-on-demand (“AVOD”) revenue through our wholly owned subsidiary, WildBrain (“WildBrain”), which operates one of the largest networks of children’s channels on YouTube; and

3.	realizing royalties from consumer products based on our IP and brands.
DHX Media also operates the Family suite of linear specialty channels in Canada, which has been a trusted broadcaster for over 25 years and provides stable cash flow that serves to fund and facilitate new content for our library. In addition, we represent third-party lifestyle and entertainment brands around the world through our wholly owned licensing agency business, Copyright Promotions Licensing Group (“CPLG”), through which we are realizing operational synergies by using CPLG as the agent for a number of our owned brands.
Revenue Model
DHX Media operates through three primary business areas: 1) Production and Distribution of Content, 2) Television, and 3) Consumer Products Representation.

1.
Production and Distribution of Content relates to business segments that derive revenue from DHX Media’s owned IP or use of the Company’s production studios (the “Content Business”), and includes the production of our own proprietary content (“Proprietary Production”); third-party service work (“Producer and Service Fee”); distribution of proprietary and third-party titles across linear and streaming platforms including digital distribution on YouTube through our WildBrain network (“Distribution”); and licensing royalties from our own IP, as well as from brands owned by partners such as Mattel (“Consumer Products-Owned”);

2.	The Television segment derives revenue from the operation of our Family broadcast channels in Canada (“Television”); and

3.	The Consumer Products Representation segment generates commissions from the representation of third-party brands (“Consumer Products-Represented”).
Proprietary Production Revenue
Revenue from Proprietary Production is generated by licensing the initial broadcast rights for our proprietary titles. These fees are typically collected in stages, including partially upon commissioning of a production, partially during production, and partially once a completed production is delivered for broadcast, and also at some point in time after delivery as a holdback.
Producer and Service Fee Revenue
Producer and Service Fee is earned for producing television shows (both animated and live-action), feature films, direct-to-digital movies, and movies of the week for third parties, and also includes production revenues related to the Company’s strategic partnerships including those with Mattel.
Distribution Revenue
DHX Media retains the ownership rights to its Proprietary Production titles. Once a new proprietary production is completed and delivered, the program is included in the Company’s library. Further licensing of the broadcast rights of the program is included in Distribution revenue. In addition to revenue from the licensing of initial broadcast rights, the Company is able to concurrently generate revenue from distributing the series in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, Netflix, YouTube, Amazon, and home entertainment) for specified periods of time. The Company is also able to obtain the distribution rights of third-party produced titles to generate additional distribution revenue.
WildBrain revenue is included as a sub-category of Distribution. WildBrain is our platform of kids’ AVOD channels on which we distribute both our own IP and third-party brands on YouTube. We earn revenue derived from advertising on WildBrain channels.

Consumer Products-Owned Revenue
Consumer Products-Owned revenue is earned from licensing royalties based on our proprietary brands (among others, Peanuts, Strawberry Shortcake, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, and In the Night Garden), including merchandising, publishing, music rights, live tours and themed-events, and interactive games and apps as well as from consumer products royalties earned through our strategic brand partnerships such as with Mattel.
Television Revenue
The Company generates Television revenue through the ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. Revenues are primarily derived through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. The channels also generate revenues from advertising and promotion activities; however, the majority of revenues are expected to continue to be derived from subscriber fees. In addition to linear television, all four channels have multi-platform applications, which allow for their content to be distributed both on-demand and streamed and are supported by websites and apps designed to engage viewers and support their loyalty to the brands.
Consumer Products-Represented Revenue
Consumer Products-Represented includes revenues earned from CPLG. CPLG is a wholly owned agency business based in Europe that earns commissions on consumer products licensing agreements from DHX Media’s own brands and third-party brands from film studios and other independent IP owners.
Strategy and Outlook
As a content producer, distributor and IP owner, DHX Media continues to be focused on the multiple ways in which we can monetize our content, including producing and distributing shows that kids love across all media platforms, and deriving royalties from consumer products based on our shows and brands.
Evolving Market for Content
As the market for content expands and evolves, major streaming platforms, such as Netflix, Amazon, Hulu and Apple, are investing in larger-budget, premium original shows, often based on established brands. At the same time, YouTube has emerged as one of the most popular destinations for short-form kids’ entertainment.
To capitalize on these two significant segments of the market, we are leveraging our position as the owner of both the world’s largest independent library of children’s content, currently comprising over 13,000 half-hours, and of WildBrain, our market-leading network of kids’ videos on YouTube, in order to address the growing markets for premium content and short-form content, respectively.
As the market transitions from a linear broadcast centric market to one increasingly influenced by AVOD and major streaming platforms, we are experiencing greater volatility in our Distribution (excluding WildBrain) business. In the near-term, we expect this uncertainty to continue however longer term we believe the Company is well positioned to take advantage of increasing demand for content.
WildBrain viewership continues to grow, however we have recently experienced some moderation in revenue growth. We see this moderation as transitional and driven by a number of factors, including a shift of kids viewing to the YouTube Kids app and downward pressure on advertising rates on YouTube. We continue to believe in the significant long-term potential of WildBrain and are pursuing numerous initiatives to unlock the value of WildBrain’s large and growing user base. These include, further mining our content library, growing the WildBrain network with new third-party brands, growing owned brands, and expanding into new revenue areas and platforms to drive future growth.
Content Strategy - Focused on Producing Premium Content and Growing WildBrain
Building content-driven brands is at the heart of DHX Media’s business. Management is committed to returning to growth by executing on a disciplined strategy aimed at generating attractive returns on invested capital, improving cash flow and driving organic growth. To that end, our strategy has evolved to build brands guided by the following key priorities:

•
Developing New, and Revitalizing Classic Brands with Content on WildBrain - Leveraging the scale of WildBrain's network and global reach of more than three billion monthly views to invest in more short-form YouTube content to create and develop global brands; and

•
Developing Premium Kids’ Content to Build Franchise Brands - Prioritize new content development on premium, original long-form series to meet rising demand from major streaming platforms for exclusive programming; develop and expand global franchise brands supported by new premium content to drive consumer products royalties.

To this end, we are focusing on a targeted production slate and select brands that will improve profitability and generate revenue across multiple lines of business. During Fiscal 2019, we made progress against our stated priorities below as we began to demonstrate the value of our strong and unique portfolio of assets.
Strategic Priorities

PRIORITIES	OBJECTIVES	FISCAL 2019 RESULTS
Develop New, and Revitalize Classic Brands with Content on WildBrain
- Continue to drive growth in WildBrain
- Increase investment in original short-form content
- Launch new series on YouTube for classic brands
- Pursue potential channel partnerships and acquisition opportunities

- Grew WildBrain revenue by 20% to $69.0 million
- Grew WildBrain’s online audience by 29% to 32.6 billion views, amounting to 165.7 billion minutes of videos watched, up 28% from a year ago
- Invested in original content and launched new series for our brands including Tiddlytubbies, Ellie Sparkles, and Kiddyzuzaa
- Grew the WildBrain network through deals to manage third-party brands on YouTube incl. PLAYMOBIL®, The Smurfs, Miffy and Moomin

Develop Premium Kids' Content to Drive Franchise Brands
- Greenlight production on new series with greater consumer products potential
- Enter into major agreements for Peanuts to grow brand awareness and its licensee base
- Launch consumer products programs on new brands

- Signed a worldwide exclusive agreement to create new Peanuts content for Apple, which is expected to contribute steady EBITDA for the coming years
- Production underway on the first new original Peanuts series, Snoopy in Space, to debut this fall on Apple's new streaming service
- Grew consumer products-owned revenue by 11% to $160.3 million in Fiscal 2019, driven by Peanuts. New Space-themed merchandising activities including with McDonald’s, Hallmark, s.Oliver and TSPTR have begun to rollout to support the franchise

Improve Cash Flow and Balance Sheet
- Further rationalize overhead expenses and operating efficiencies
- Apply excess cash flow to debt repayment and invest in our WildBrain business
- Explore targeted partnerships to best monetize our assets globally

- Generated $44.5 million in positive operating cash flow vs $13.4 million in Fiscal 2018
- Paid down $223.8 million on the term loan and $16.4 million on our credit facility
- Reduced net leverage ratio to 5.92x at June 30, 2019
- Sold our building in Toronto for gross proceeds of $12.0 million with the net proceeds used to pay down a portion of the term loan
- Implemented cost-rationalization measures and streamlined operations including selling the Halifax animation studio to consolidate animation production into one studio in Vancouver

In Fiscal 2020, we will continue to advance our strategic priorities focused on creating premium kids’ content, growing WildBrain and improving cash flow and the balance sheet.

Financial Highlights for the Year Ended June 30, 2019

•
Fiscal 2019 was a period of transition as we continued to execute against our key priorities of: (1) creating premium kids’ content; and (2) growing WildBrain, in order to return to sustainable, profitable growth, improve cash generation and strengthen the balance sheet.

•
During the first quarter of 2019 ("Q1 2019"), we completed the sale of a minority equity stake in Peanuts Holdings LLC (“Peanuts”) to Sony Music Entertainment (Japan) Inc. (“Sony”) for gross proceeds of $234.6 million. Sony acquired 49% of the Company’s 80% interest in Peanuts. Net proceeds from the sale of $214.1 million were used to pay down a portion of our term loan. Subsequent to the sale, we continued to control Peanuts.

•	As part of our ongoing strategic shift to focus and streamline operations, we sold our animation studio in Halifax to consolidate our animation production into one studio in Vancouver.

•	During the fourth quarter of 2019 ("Q4 2019"), we sold our building in Toronto for gross proceeds of $12.0 million. Net proceeds from this sale were used to pay down a portion of our term loan.

•	As a result of the repayment of a portion of our long-term debt in the current fiscal year, the Company’s net leverage ratio declined from 6.07x at June 30, 2018 to 5.92x at June 30, 2019.

•	Fiscal 2019 generated cash flows from operating activities of $44.5 million (Fiscal 2018 - $13.4 million), of which $28.7 million was generated in Q4 2019 (Q4 2018 - $8.3 million).

•
Consolidated revenue was $439.8 million in Fiscal 2019 compared to $434.4 million in Fiscal 2018, an increase of $5.4 million or 1%. The increase was driven by higher revenues earned in the Consumer Products-Owned and WildBrain segments of $15.5 million and $11.7 million, respectively, in Fiscal 2019 compared to Fiscal 2018. The increase was partially offset by lower Producer and Service Fee revenues of $16.0 million, partly due to the sale of the Halifax animation studio, and lower Distribution, excluding WildBrain of $7.0 million.

•
WildBrain revenue grew 20% to $69.0 million in Fiscal 2019, compared to $57.3 million in Fiscal 2018. WildBrain continues to monetize our library content online as well as managing a growing number of channels for third-party brand and IP owners, reflecting more and more kids’ content being consumed on this distribution channel.

•	Consumer Products-Owned revenue grew to $160.3 million in Fiscal 2019, compared with $144.7 million in Fiscal 2018, an increase of 11%, driven by revenue growth in Peanuts.

•
Adjusted EBITDA attributable to the Shareholders of the Company was $79.6 million in Fiscal 2019, compared to $97.5 million in Fiscal 2018, a decrease of $17.9 million. Adjusted EBITDA attributable to the Shareholders of the Company was reduced in the current year by $17.5 million related to the sale of the minority equity stake in Peanuts in Q1 2019. Excluding the sale of the Peanuts stake, the decrease was $0.4 million.

•
As part of its strategic repositioning, subsequent to year-end the Company’s new CEO initiated a reorganization of its management team to simplify the organizational structure and reduce costs. These initiatives began in Q1 2020 and are expected to be completed by the end of Fiscal 2020. As a result, the Company expects to incur one-time cash reorganization charges in the range of $10.0 - $12.0 million that are expected to generate annual savings of approximately $10.0 million, with a portion of these savings to be redeployed to invest in growth areas of the business including our AVOD business and brands.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
The summary consolidated financial information set out below for the years ended June 30, 2019 ("Fiscal 2019"), June 30, 2018 ("Fiscal 2018") and June 30, 2017 ("Fiscal 2017") has been derived from the Company’s audited consolidated financial statements and accompanying notes and can be found on DHX Media’s website at www.dhxmedia.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml.
The following information should be read in conjunction with the consolidated financial statements for each year.

	Fiscal	Fiscal	Fiscal
	2019 [1]	2018 [1]	2017 [1]
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues	439,800	434,416	298,712
Direct production costs and expense of film and television produced	(253,003)	(244,244)	(143,112)
Gross margin	186,797	190,172	155,600
Selling, general, and administrative	(81,121)	(86,200)	(74,133)
Write-down of investment in film and television programs, acquired library and content, and impairment of intangible assets	(104,871)	(12,027)	(1,540)
Amortization, finance and other expenses, net	(82,713)	(97,202)	(81,690)
Recovery (provision) for income taxes	3,706	(1,491)	(1,871)
Net loss	(78,202)	(6,748)	(3,634)
Net income attributable to non-controlling interests	(23,292)	(7,312)	—
Net loss attributable to the Shareholders of the Company	(101,494)	(14,060)	(3,634)
Basic earnings loss per common share	(0.75)	(0.10)	(0.03)
Diluted earnings loss per common share	(0.75)	(0.10)	(0.03)
Weighted average common shares outstanding (expressed in thousands)
Basic	134,988	134,506	134,059
Diluted	134,988	134,506	134,884

Other Key Performance Measures:
Adjusted EBITDA attributable to the Shareholders of the Company	79,571	97,485	87,334
Cash flow from operating activities	44,529	13,364	(6,536)
Proprietary half-hours of content delivered	55	103	194
Consolidated Balance Sheet Data:
Total assets	1,318,955	1,476,792	1,761,705
Total liabilities	818,977	1,076,000	1,345,852
Shareholders’ equity	499,978	400,792	415,853

1The Company acquired an 80% stake in Peanuts on June 30, 2017. Fiscal 2017 did not include any of the operating results of Peanuts. For Fiscal 2018, Adjusted EBITDA attributable to the Shareholders of the Company reflected an 80% ownership proportion, and Net income attributable to non-controlling interests for Fiscal 2018 reflected the 20% minority stake. On July 23, 2018, the Company sold a 49% of its 80% stake in Peanuts. As such, Adjusted EBITDA attributable to the Shareholders of the Company for Fiscal 2019 included an 80% share of Peanuts operating results from July 1, 2018 to July 23, 2018, and a 41% share of Peanuts operating results from July 23, 2018 to June 30, 2019. Net income attributable to non-controlling interests for Fiscal 2019 reflected a 20% minority stake in Peanuts from July 1, 2018 to July 23, 2018, and a 59% minority stake in Peanuts from July 23, 2018 to June 30, 2019.
Adjusted EBITDA and Gross Margin are non-GAAP financial measures, see “Non-GAAP Financial Measures” section of this MD&A for further details.

Results for the year ended June 30, 2019 compared to the year ended June 30, 2018
Revenues
Consolidated revenue for Fiscal 2019 was $439.8 million, compared to $434.4 million for Fiscal 2018, an increase of $5.4 million. The increase was due to higher revenues earned in Fiscal 2019 of $160.3 million in the Consumer Products-Owned business segment driven by Peanuts, an increase of $15.5 million or 11%, and continued strong revenue generated in WildBrain of $69.0 million, an increase of $11.7 million or 20% compared to Fiscal 2018. These increases were partially offset by lower revenues in Producer and Service Fees, and Distribution excluding WildBrain of $16.0 million and $7.0 million, respectively, in Fiscal 2019 compared to Fiscal 2018.
During Q1 2019, the Company adopted and implemented IFRS 15, Revenue from contracts with customers, which established a new comprehensive framework on revenue recognition. We elected to implement IFRS 15 using the modified retrospective method, which allows the Company to quantify the effects of applying IFRS 15 to each period in the current fiscal year, as compared to the financial results had we not implemented this new accounting standard. The effect of implementing IFRS 15 was a net increase in consolidated reported revenue in the Fiscal 2019 of $0.3 million, which comprised the following:

•	A decrease in Distribution revenue by $1.8 million, which revenue is expected to be recognized in Fiscal 2021;

•	A decrease in Proprietary Production revenue by $1.5 million, which revenue is expected to be recognized during early Fiscal 2020; and

•	An increase in Consumer Products-Owned revenue by $3.7 million.
Additional details on the effects of IFRS 15 on the Company’s revenue recognition accounting policies and impact on the Fiscal 2019 are described in the section “Changes in Accounting Policies” in this MD&A.
Business segmented revenues for Fiscal 2019, as reported under IFRS 15, compared to Fiscal 2018 revenues, as reported under the Company’s previous revenue recognition policy under IAS 18, Revenue, are summarized in the following table:

Revenue Component	Fiscal 2019	Fiscal 2018	Variance
(shown in thousands)	$	$	$	%

Distribution excluding WildBrain	59,797	66,811	(7,014)	(10)%
WildBrain	68,996	57,282	11,714	20%
Total Distribution Revenue	128,793	124,093	4,700	4%

Proprietary Production Revenue	22,239	19,793	2,446	12%

Producer and Service Fees	61,727	77,770	(16,043)	(21)%

Consumer Products-Owned	160,252	144,712	15,540	11%

Content Business	373,011	366,368	6,643	2%

Television	52,469	55,014	(2,545)	(5)%

Consumer Products-Represented	14,320	13,034	1,286	10%

Total Revenue	439,800	434,416	5,384	1%
Content Business revenue increased to $373.0 million in Fiscal 2019, compared to $366.4 million in Fiscal 2018, an increase of $6.6 million, or 2%. Content Business included the following business segments:

•
Total Distribution: Total Distribution revenue was $128.8 million in Fiscal 2019 compared to $124.1 million in Fiscal 2018, an increase of $4.7 million, or 4%. The increase in Fiscal 2019 was driven by WildBrain, which grew to $69.0 million in Fiscal 2019 compared to $57.3 million in Fiscal 2018, an increase of $11.7 million or 20%. This was partially offset by lower Distribution excluding WildBrain revenue, which declined to $59.8 million in Fiscal 2019 compared to $66.8 million in Fiscal 2018, a decrease of $7.0 million.

During Fiscal 2019, the Company added 113.0 half-hours of third-party titles with distribution rights to the library (Fiscal 2018 - 125.0 half-hours of third-party titles with distribution rights). Third-party produced titles with distribution rights largely arise as a result of operational synergies associated with owning linear television channels.

•
Proprietary Production: Proprietary Production revenue was $22.2 million in Fiscal 2019 compared to $19.8 million in Fiscal 2018, an increase of $2.5 million. Had the Company not implemented IFRS 15, Proprietary Production revenue would have been $25.1 million, an increase of $5.3 million compared to Fiscal 2018. During Fiscal 2019, we added 55.0 proprietary half-hours (Fiscal 2018 - 103.0 half-hours).

•
Producer and Service Fees: Producer and Service Fee revenue was $61.7 million in Fiscal 2019, compared to $77.8 million in Fiscal 2018, a decrease of $16.0 million. During Fiscal 2019, $3.5 million was generated in Producer and Service Fees (Fiscal 2018 - $13.3 million) under the Mattel brand partnership where DHX Media also benefits from incremental distribution and consumer products rights.

•
Consumer Products-Owned: Consumer Products-Owned revenue was $160.3 million in Fiscal 2019, up $15.5 million, or 11% as compared to $144.7 million in Fiscal 2018. The increase was primarily driven by revenue growth in Peanuts.

Television: Television revenue was $52.5 million in Fiscal 2019 compared to $55.0 million in Fiscal 2018, a decrease of $2.5 million, or 5%. Subscriber revenue represented approximately 90%, or $47.4 million (Fiscal 2018 - 93%, or $51.1 million) of Television revenues, while advertising, promotion, and digital revenues contributed 10%, or $5.0 million (Fiscal 2018 - 7%, or $3.9 million) on a combined basis.
Consumer Products-Represented: Consumer Products-Represented revenue was $14.3 million in Fiscal 2019 compared to $13.0 million in Fiscal 2018, an increase of $1.3 million, or 10%.
Gross Margin
Gross margin represents revenue less direct production costs and expense of film and television produced.

	Fiscal 2019		Fiscal 2018

(shown in thousands, except percentages)	Gross Margin $	Gross Margin %	Gross Margin $	Gross Margin %

Content Business	138,492	37%	144,162	39%
Television	33,985	65%	32,976	60%
Consumer Products-Represented	14,320	100%	13,034	100%
Total Gross Margin	186,797	42%	190,172	44%
Consolidated gross margin for Fiscal 2019 was $186.8 million, a decrease of $3.4 million compared to $190.2 million for Fiscal 2018. Gross margin percentage for Fiscal 2019 was 42% compared to 44% for Fiscal 2018.
The Content Business gross margins were $138.5 million in Fiscal 2019, a decrease of $5.7 million or 4% compared to $144.2 million in Fiscal 2018. Gross margin percentage was 37% in Fiscal 2019 compared to 39% in Fiscal 2018. The decline in gross margin percentage was largely due to the following factors:

i)	a decrease in Distribution excluding WildBrain revenue, which yield higher margins;

ii)	growth in Peanuts revenues, which carry lower gross margin due to the revenue-based talent fee payable to the estate of Charles M. Schulz; and

iii)	the continued growth of third-party revenue in WildBrain, which yield lower gross margins but are expected to continue to drive increasing revenue growth in WildBrain.
Television gross margins increased slightly to $34.0 million in Fiscal 2019 compared to $33.0 million Fiscal 2018 despite a decline of $2.5 million in revenue, which was achieved by controlling contents costs and leveraging our library. Gross margin percentage increased to 65% in Fiscal 2019 compared to 60% in Fiscal 2018.
Consumer Products-Represented gross margins were $14.3 million in Fiscal 2019 compared to $13.0 million in Fiscal 2018, an increase of $1.3 million. Gross margin percentage was 100% for both Fiscal 2019 and Fiscal 2018.

Operating Expenses (Income)
Selling, General, & Administrative (“SG&A”)
SG&A costs for Fiscal 2019 were $81.1 million, compared to $86.2 million for Fiscal 2018, a decrease of $5.1 million, or 6%. Included in SG&A was $1.4 million in equity-settled (non-cash) share-based compensation in Fiscal 2019, compared to $3.0 million in Fiscal 2018. Adjusted for non-cash share-based compensation, SG&A was $79.8 million in Fiscal 2019, compared to $83.3 million in Fiscal 2018, a decrease of $3.5 million or 4%, which reflected ongoing cost containment initiatives in all areas of the business partially offset by increased SG&A in WildBrain.
Amortization
Total amortization of acquired library and library content, property and equipment, and intangible assets was $37.1 million for Fiscal 2019, compared to $40.1 million in Fiscal 2018, a decrease of $3.0 million.
Amortization of acquired and library content was $14.4 million in Fiscal 2019, compared to $15.9 million in Fiscal 2018, a decrease of $1.5 million. The decrease was due to the impairment of certain acquired and library content assets at the end of Fiscal 2018 and in Q3 2019, resulting in lower amortization expense for the year.
Amortization of property and equipment (“P&E”) was $8.3 million in Fiscal 2019, compared to $8.8 million in Fiscal 2018, a decrease of $0.5 million, or 6%.
Amortization of intangible assets was $14.3 million in Fiscal 2019, compared to $15.3 million in Fiscal 2018, a decrease of $1.0 million. The decrease was partially due to the impairment of certain intangible assets at the end of Fiscal 2018 and in Q3 2019, resulting in lower amortization for the year.
Development, Integration and Other
Development integration and other were $1.7 million in Fiscal 2019, compared to $10.6 million in Fiscal 2018. Included in Fiscal 2019 were termination payments of $3.0 million, legal fees associated with a dispute with former employees of $2.6 million, development write-downs of $0.9 million, and other fees of $1.5 million, partially offset by a gain on sale of assets of $6.3 million (Fiscal 2018 - $5.5 million for termination benefits, $4.7 million for strategic review activities, and $0.3 million for normal course development and integration costs).
Finance Expense
Finance expense was $52.2 million in Fiscal 2019, compared to $50.1 million in Fiscal 2018, an increase of $2.1 million. The increase was primarily due to the write-off of $7.6 million in unamortized issue costs associated with the repayment of a portion of the principal on the term facility in the current year, partially offset by lower interest expense of $6.4 million on the term facility due to the repayment.
Write-down of Certain Investments in Film and Television Programs, Acquired and Library Content, and Impairment of Intangible Assets
During Fiscal 2019, the Company recorded $104.9 million in the write-down of certain investments in film and television programs, acquired library content, and impairment of intangible assets (Fiscal 2018 - $12.0 million), which was comprised of write-downs of $21.4 million in investment in film, $12.9 million in acquired and library content, $2.8 million in Television Content, and $67.7 million in intangible assets (Fiscal 2018 - $4.8 million, $3.4 million, $2.8 million, and $1.1 million, respectively).
The write-downs to investment in film and acquired library content were due to weaker than expected revenue performance and current market conditions for select library and acquired titles. The write-down to television programming was due to licensed Canadian programming that was no longer being aired on our television channels.
The write-down to intangible assets included a $63.1 million charge related to the Strawberry Shortcake brand. Strawberry Shortcake continues to be in the development phase for a relaunch. We have undertaken an extended approach including focus testing in order to ensure the franchise will succeed with fresh, new content that has the potential to build a robust consumer products program. However, based on current revenue performance and the requirements under IAS 36, Impairment of assets to assess the intangible asset for impairment based on existing future cash flow forecasts and other estimates and assumptions, it was determined that an impairment charge would be appropriate at this time.
Change in Fair Value of Embedded Derivative
The change in fair value of the embedded derivative related to the convertible debt was a gain of $7.2 million in Fiscal 2019, compared to a gain of $11.3 million in Fiscal 2018.

Foreign Exchange Gain (Loss)
The foreign exchange gain was $1.1 million in Fiscal 2019 compared to a foreign exchange loss of $7.7 million in Fiscal 2018.
Adjusted EBITDA Attributable to the Shareholders of the Company
Adjusted EBITDA attributable to the Shareholders of the Company was $79.6 million in Fiscal 2019, compared to $97.5 million in Fiscal 2018, a decrease of $17.9 million, or 18%. The decrease was driven by the $18.0 million increase in the portion of Adjusted EBITDA attributable to non-controlling interests of which approximately $17.5 million was due to the sale of a minority equity stake in Peanuts to Sony in Q1 2019. See section “Recent Transactions” in this MD&A for additional information about the Peanuts sale, and the sections “Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company” of this MD&A for the definition and detailed calculation of Adjusted EBITDA.
Income Taxes
Income tax for Fiscal 2019 was a recovery of $3.7 million, compared to an expense of $1.5 million in Fiscal 2018, a decrease of $5.2 million. Included in income tax expense was a $21.7 million charge taken in Q4 2019 for the derecognition of certain deferred tax assets related to Canadian tax loss carry forwards, although these tax losses remain available for use in the future.
Net Income (Loss), Comprehensive Income (Loss), and Earnings (Loss) Per Share
For Fiscal 2019, net loss attributable to the Shareholders of the Company was $101.5 million, compared to a net loss of $14.1 million for Fiscal 2018, an increased loss of $87.4 million. The higher net loss in Fiscal 2019 was primarily due to the impairment of assets of $104.9 million and a higher portion of net income attributable to non-controlling interests of $23.3 million, compared to Fiscal 2018 of $12.0 million and $7.3 million, respectively.
Comprehensive loss for Fiscal 2019 was $84.0 million, compared to comprehensive income of $0.2 million for Fiscal 2018.
Both basic and diluted loss per share was $0.75 in Fiscal 2019, compared to a loss per share of $0.10 on both a basic and diluted basis in Fiscal 2018.

SUMMARY OF SELECTED CONSOLIDATED QUARTERLY INFORMATION
DHX Media’s results may vary on a quarterly basis due to the timing of production deliveries and distribution deals as well as seasonality in WildBrain and Consumer Products businesses. Historically, DHX's first quarter is the lightest (during summer months). DHX Media's second and third quarters tend to be stronger as our main markets are geared towards the fall and winter months, especially during the Christmas season.

	Fiscal 2019[1]				Fiscal 2018[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(All numbers are in thousands	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
except per share data)	$	$	$	$	$	$	$	$

Revenue	108,760	109,986	117,016	104,038	97,368	116,486	121,941	98,621

Gross Margin	47,955	47,273	48,815	42,754	42,283	50,972	53,946	42,971

Adjusted EBITDA attributable to the Shareholders of the Company	20,161	20,094	22,008	17,308	15,972	26,713	32,012	22,788

Net Income (Loss) attributable to the Shareholders of the Company	(62,772)	(18,428)	(17,944)	(2,350)	(21,614)	(8,005)	7,411	8,148

Weighted average common shares outstanding (expressed in thousands)
Basic	134,988	134,954	134,910	134,463	134,506	134,562	134,481	134,407
Diluted	134,988	134,954	134,481	134,463	134,506	134,562	134,893	135,197
Basic Earnings (Loss) Per Common Share
	(0.47)	(0.14)	(0.13)	(0.02)	(0.16)	(0.06)	0.06	0.06
Diluted Earnings (Loss) Per Common Share	(0.47)	(0.14)	(0.13)	(0.02)	(0.16)	(0.06)	0.05	0.06

1The Company acquired an 80% stake in Peanuts on June 30, 2017. For all four quarters of Fiscal 2018, both Adjusted EBITDA attributable to the Shareholders of the Company and Net income (loss) attributable to the Shareholders of the Company reflected the Company's 80% ownership stake. On July 23, 2018, the Company sold a 39% stake in Peanuts, resulting in a post-sale ownership of 41% in Peanuts by the Company. As a result of the sale, during Q1 2019 both Adjusted EBITDA attributable to the Shareholders of the Company and Net income (loss) attributable to the Shareholders of the Company included 23 days of 80% of the operating results of Peanuts, and 69 days of 41% of the operating results of Peanuts, and for Q2 2019 through Q4 2019, both metrics included 41% of the operating results of Peanuts.
Adjusted EBITDA and Gross Margin are non-GAAP financial measures, see “Non-GAAP Financial Measures” section of this MD&A for further details.

Results for the three months ended June 30, 2019 ("Q4 2019") compared to the three months ended June 30, 2018 ("Q4 2018")
Revenues
Consolidated revenue for Q4 2019 were $108.8 million, compared to $97.4 million in Q4 2018, an increase of $11.4 million or 12%. The increase was attributed to higher revenues generated in the Content Business of $9.4 million, driven by higher quarter-over-quarter Consumer Products-Owned of $6.9 million, Distribution excluding WildBrain of $5.3 million, WildBrain revenue of $3.6 million, Proprietary Production of $1.6 million, partially offset by lower Producer and Service Fees of $8.0 million.
During Q1 2019, the Company implemented IFRS 15, Revenue from contracts with customers, which established a new comprehensive framework on revenue recognition. We elected to implement IFRS 15 using the modified retrospective method, which allows the Company to quantify the effects of applying IFRS 15 to each period in the current fiscal year, as compared to the financial results had we not implemented this new accounting standard. The effect of implementing IFRS 15 did not have a significant effect on reported consolidated revenues in Q4 2019.
Business segmented revenues for Q4 2019, as reported under IFRS 15, compared to Q4 2018 revenues, as reported under the Company’s previous revenue recognition policy under IAS 18, Revenues, are summarized in the following table:

Revenue Component	Q4 2019	Q4 2018	Variance
(shown in thousands)	$	$	$	%

Distribution excluding WildBrain	16,641	11,371	5,270	46%
WildBrain	17,913	14,356	3,557	25%
Total Distribution Revenue	34,554	25,727	8,827	34%
Proprietary Production Revenue	3,779	2,187	1,592	73%
Producer and Service Fees	14,232	22,185	(7,953)	(36)%
Consumer Products-Owned	38,605	31,659	6,946	22%

Content Business	91,170	81,758	9,412	12%

Television	13,067	13,805	(738)	(5)%

Consumer Products-Represented	4,523	1,805	2,718	151%

Total Revenue	108,760	97,368	11,392	12%
Content Business: Content Business revenue increased to $91.2 million in Q4 2019, compared to $81.8 million in Q4 2018, an increase of $9.4 million, or 12%. The Content Business includes the following business segments:

•
Total Distribution: Total Distribution revenue was $34.6 million in Q4 2019, compared to $25.7 million in Q4 2018, an increase of $8.8 million, or 34%. Both Distribution excluding WildBrain, and WildBrain revenue, increased in Q4 2019 compared to Q4 2018 by $5.3 million and $3.6 million, respectively. During Q4 2019, the Company added 3.0 half-hours of third-party titles with distribution rights to the library (Q4 2018 - 73.0 half-hours of third-party titles with distribution rights). Third-party produced titles with distribution rights largely arise as a result of operational synergies associated with owning linear television channels.

•
Proprietary Production: Proprietary Production revenue increased $1.6 million to $3.8 million in Q4 2019, compared to $2.2 million in Q4 2018, which reflected production continuing on key projects including new Peanuts content for Apple. During Q4 2019, we added 2.0 proprietary half-hours (Q4 2018 - 9.0 proprietary half-hours).

•
Producer and Service Fees: Producer and Service Fees revenue decreased $8.0 million to $14.2 million in Q4 2019, compared to $22.2 million in Q4 2018. The decrease was primarily due to the sale of the Halifax Studio in Q2 2019 and $1.1 million revenue under the Mattel partnership (Q4 2018 -$0.9 million) as production had completed on shows under the pact.

•
Consumer Products-Owned: For Q4 2019, Consumer Products-Owned revenues were $38.6 million, up $6.9 million, or 22%, compared to the $31.7 million in Q4 2018. The increase was driven by revenue growth in Peanuts.

Television: Television revenues were $13.1 million in Q4 2019, a decrease of $0.7 million or 5% compared to $13.8 million in Q4 2018. Subscriber revenue as a percentage of total revenue was approximately 92%, or $12.0 million of Television revenues (Q4 2018 - 93%, or $12.8 million), while advertising, promotion and digital revenues increased to 8%, or $1.1 million on a combined basis (Q4 2018 - 7%, or $1.0 million).

Consumer Products-Represented: For Q4 2019, Consumer Products-Represented revenues rose to $4.5 million, compared to $1.8 million in Q4 2018, reflecting progress in expanding the portfolio of brands being represented.
Gross Margin
Gross margin represents revenue less direct production costs and expense of film and television produced.

	Q4 2019		Q4 2018

(shown in thousands, except percentages)	Gross Margin $	Gross Margin %	Gross Margin $	Gross Margin %

Content Business	34,257	38%	32,238	39%
Television	9,175	70%	8,240	60%
Consumer Products-Represented	4,523	100%	1,805	100%
Total Gross Margin	47,955	44%	42,283	43%
Consolidated gross margin for Q4 2019 was $48.0 million, an increase of $5.7 million or 13%, compared to $42.3 million for Q4 2018. Gross margin percentage for Q4 2019 was 44% of revenue, largely consistent with Q4 2018.
The Content Business gross margins were $34.3 million in Q4 2019, an increase of $2.0 million, or 6%, compared to $32.2 million in Q4 2018. Gross margin percentage for Q4 2019 was 38% of revenue, compared to 39% of revenue for Q4 2018. The decline in gross margin percentage was primarily due to the following factors:

i)	growth in Peanuts revenues, which carry lower gross margin due to the revenue-based talent fee payable to the estate of Charles M. Schulz; and

ii)	the continued growth of third-party revenues in WildBrain, which are lower gross margin, but are expected to continue to drive increasing revenue growth in WildBrain.
Television gross margins increased to $9.2 million in Q4 2019 compared to $8.2 million in Q4 2018, despite the slight decline in revenues of $0.7 million. Gross margin percentage for Q4 2019 was 70%, up compared to 60% in Q4 2018. The improvement in gross margin percentage was due to controlling content costs and leveraging our library.
Consumer Products-Represented gross margins were $4.5 million in Q4 2019 compared to $1.8 million in Q4 2018, an increase of $2.7 million. Gross margin percentage was 100% for both Q4 2019 and Q4 2018.
Operating Expenses (Income)
Selling, General & Administrative ("SG&A")
SG&A costs for Q4 2019 were $22.4 million, compared to $23.2 million for Q4 2018, a decrease of $0.8 million, or 3%. Included in SG&A was an expense of $0.6 million in equity-settled (non-cash) share-based compensation in Q4 2019, compared to a recovery of $0.2 million in Q4 2018. Adjusted for non-cash share-based compensation, SG&A declined 7% to $21.8 million in Q4 2019, compared to $23.3 million in Q4 2018. Lower SG&A expenses reflected ongoing cost rationalization efforts in all areas of the Company partially offset by increased SG&A in WildBrain to support its growth.
Amortization
Total amortization of acquired library and library content, P&E, and intangible assets was $9.0 million for Q4 2019, compared to $10.0 million in Q4 2018.
Amortization of acquired and library content was $3.4 million in Q4 2019, compared to $3.8 million in Q4 2018, a decrease of $0.4 million as certain acquired and library content assets were impaired at the end of Fiscal 2018 and during Fiscal 2019, resulting in lower amortization expense in the current quarter.
Amortization of P&E was $2.3 million in Q4 2019, compared to $3.0 million in Q4 2018.
Amortization of intangible assets was $3.3 million in Q4 2019 comparable to the $3.2 million recorded in Q4 2018.
Development, Integration and Other
Development, integration and other was a recovery of $2.4 million in Q4 2019, compared to an expense of $2.0 million in Q4 2018, a decrease of $4.5 million. Included in Q4 2019 was a gain on sale of assets of $5.1 million, partially offset by termination benefits of $1.0 million, development write-downs of $0.5 million, legal fees associated with a dispute with former employees of $0.5 million, and other fees of $0.7 million (Q4 2018 - $0.5 million for severance and integration costs and $1.7 million for strategic review activities).

Write-down of Certain Investments in Film and Television Programs, Acquired and Library Content, and Impairment of Intangible Assets
During Q4 2019, the Company recorded $68.7 million in the write-down of certain investments in film and television programs, acquired library content, and impairment of intangible assets (Q4 2018 - $10.1 million). This comprised of write-downs of $1.6 million in investment in film, $1.9 million in acquired and library content, and $65.2 million in intangible assets (Q4 2018 - $4.8 million in investment in film, $2.8 million in Television content, $1.5 million in acquired and library content, and $1.1 million in intangible assets).
The write-downs to investment in film and acquired library content were due to weaker than expected revenue performance and current market conditions for select library and acquired titles. The write-down to television programming was due to licensed Canadian programming that was no longer being aired on our television channels.
The write-down to intangible assets primarily related to the Strawberry Shortcake brand. Strawberry Shortcake continues to be in the development phase for a relaunch. We have undertaken an extended approach including focus testing in order to ensure the franchise will succeed with fresh, new content that has the potential to build a robust consumer products program. However, based on current revenue performance and the requirements under IAS 36, Impairment of assets to assess the intangible asset for impairment based on existing future cash flow forecasts and other estimates and assumptions, it was determined that an impairment charge would be appropriate at this time.
Finance Expense
Finance expense was $11.8 million in Q4 2019, compared to $13.3 million in Q4 2018, a decrease of $1.5 million. The decrease was primarily due to the repayment of a portion of the Company’s term debt in Q1 2019.
Change in Fair Value of Embedded Derivative
The change in fair value of the embedded derivative related to the convertible debt was a gain of $3.7 million in Q4 2019, compared to a gain of $2.9 million in Q4 2018.
Foreign Exchange Gain
The foreign exchange gain was $6.6 million in Q4 2019, compared to a foreign exchange loss of $11.2 million in Q4 2018. The gain in Q4 2019 was primarily driven by the strengthening of the Canadian dollar compared to the US dollar in the current quarter, resulting in a unrealized gain on the Company's US dollar denominated term debt.
Adjusted EBITDA Attributable to the Shareholders of the Company
Adjusted EBITDA attributable to the Shareholders of the Company was $20.2 million in Q4 2019, compared to $16.0 million in Q4 2018, an increase of $4.2 million, or 26%. The increase was driven by higher reported gross margin of $5.7 million and lower SG&A of $0.8 million, partially offset by a $3.0 million increase in the portion of Adjusted EBITDA attributable to non-controlling interests. See section “Recent Transactions” in this MD&A for additional information about the Peanuts sale, and the sections “Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company” of this MD&A for the definition and detailed calculation of Adjusted EBITDA.
Income Taxes
Income tax for Q4 2019 was an expense of $6.8 million, compared to a recovery of $5.4 million in Q4 2018, an increase of $12.2 million. The income tax expense in the quarter, despite recording a net loss before income taxes, was due to the derecognition of deferred tax assets in Q4 2019 for $21.7 million related to Canadian tax loss carry forwards, although these tax assets remain available for use in the future.
Net Income (Loss), Comprehensive Income (Loss), and Earnings (Loss) Per Share
For Q4 2019, net loss attributable to the Shareholders of the Company was $62.8 million, compared to net loss of $21.6 million for Q4 2018, an increase in net loss of $41.2 million. The higher net loss was primarily due to higher impairment recorded of $58.6 million and higher income tax expense of $12.2 million, partially offset by a foreign exchange gain of $6.6 million compared to a prior quarter loss of $11.2 million for a swing of $17.8 million, higher gross margin of $5.7 million, and a gain on sale of a building of $5.1 million.
Comprehensive loss for Q4 2019 was $71.3 million, compared to comprehensive loss of $17.6 million for Q4 2018.
Basic and diluted loss per share were both $0.47 in Q4 2019, compared to a loss per share of $0.16 on both a basic and diluted basis in Q4 2018.

Financial Condition
The following table summarizes certain information with respect to the Company’s capitalization and financial position as at June 30, 2019 and June 30, 2018:

(shown in thousands, except ratio data)	June 30, 2019	June 30, 2018
	$	$
Cash	39,999	46,550
Amounts receivable	280,028	270,327
Investment in film and television programs	148,561	186,008
Acquired and library content	118,247	147,088
Intangible assets	465,832	546,997
Other assets	266,288	279,822
Total assets	1,318,955	1,476,792

Bank indebtedness	—	16,350
Accounts payable and accrued liabilities	103,487	130,545
Interim production financing	92,448	93,683
Long-term debt and obligations under finance leases	534,068	756,570
Deferred revenue	64,299	47,552
Other liabilities	24,675	31,300
Total liabilities	818,977	1,076,000

Shareholders’ equity	499,978	400,792

Working capital[1]	190,211	194,022
Working capital ratio[2]	1.70	1.65
Net debt[3]	494,069	726,370
1Working capital is calculated as current assets less current liabilities.
2Working capital ratio is current assets divided by current liabilities.
3Net debt includes long-term debt and obligations under finance leases plus bank indebtedness less cash, and excludes interim production financing. See note 21 in the Fiscal 2019 consolidated financial statements for additional details.

Total assets were $1,319.0 million as at June 30, 2019, a decrease of $157.8 million compared to $1,476.8 million as at June 30, 2018. The decrease in total assets was primarily due to a decrease in investment in film and television programs of $37.4 million, a decrease in acquired and library content of $28.8 million, and a decrease in P&E and intangible assets of $92.2 million. The decrease in investment in film and television programs, acquired and library content, and intangible assets was partially due to a write-down recorded in the current fiscal year of $21.4 million, $12.9 million, and $67.7 million, respectively.
Total liabilities were $819.0 million as at June 30, 2019, a decrease of $257.0 million, or 24%, compared to $1,076.0 million as at June 30, 2018. The decrease in total liabilities was primarily due to a decrease in our long-term debt and obligations under finance leases by $222.5 million resulting from repayments of $223.8 million in the current year from proceeds on the sale of a minority equity stake in Peanuts in Q1 2019, and the sale of a building in Q4 2019.
Shareholders’ equity increased $99.2 million as at June 30, 2019 compared to June 30, 2018, primarily due to the addition of $174.6 million in non-controlling interest and $39.5 million to retained earnings related to the sale of a minority stake in Peanuts, and reduced by the Fiscal 2019 comprehensive loss of $84.0 and distributions to non-controlling interests of $26.7 million.

Liquidity and Capital Resources
Summary of cash flow components:

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	28,687	8,272	44,529	13,364
Financing activities	(38,943)	(8,811)	(55,331)	(10,893)
Investing activities	8,466	(1,523)	4,397	(18,606)
Effect of foreign exchange rate changes on cash	(372)	293	(146)	542
Net cash inflows (outflows)	(2,162)	(1,769)	(6,551)	(15,593)

Changes in Cash
Cash at June 30, 2019 was $40.0 million as compared to $46.6 million at June 30, 2018.
Operating Activities
During Fiscal 2019, cash provided by operating activities was $44.5 million, compared to cash from operations in Fiscal 2018 of $13.4 million, an increase of $31.2 million. During Fiscal 2019, cash provided by operating activities included a working capital outflow of $30.6 million, largely due to timing of payments and cash receipts.
The cash flow from operations for Fiscal 2019 reflected our investment in fewer new productions given a focus on a more targeted slate. Specifically, the Company had $11.9 million in productions in progress at June 30, 2019, compared with $17.6 million of production in progress at June 30, 2018. Production in progress at June 30, 2019 included such projects as Go Dog Go, Dorg Van Dango, Blaze and the Monster Machines, and Where is Carmen Sandiego?
Financing Activities
During Fiscal 2019, cash flows used by financing activities were $55.3 million, comprised of a repayment of long-term debt and obligations under finance leases of $230.0 million, distributions to non-controlling interests of $26.7 million, a repayment in bank indebtedness of $16.4 million, partially offset by $218.1 million in proceeds on sale of a partial interest in Peanuts, net of cash fees paid, which were used to fund the repayment of long-term debt.
Investing Activities
For Fiscal 2019, cash flows of $4.4 million provided by investing activities were due to the cash proceeds on the sale of assets of $12.6 million, partially offset by cash payments on intangible assets of $4.3 million and the acquisition of a subsidiary for $2.7 million.

Bank Indebtedness
The revolving facility ("Revolving Facility") has a maximum available balance of US$30.0 million ($39.3 million) and will expire on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%. As at June 30, 2019, $nil (June 30, 2018 - $16.4 million) was drawn on the Revolving Facility.
Long-Term Debt
Term Facility
As at June 30, 2019, the Company's term facility ("Term Facility") had a principal balance of US$328.7 million (June 30, 2018 - US$490.0 million), bearing interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75% and will mature on December 29, 2023.
During Q1 2019, the Company repaid US$161.3 million against its Term Facility using proceeds from the sale of a 49% interest of its 80% ownership in Peanuts. As a result of this repayment, we expensed $7.3 million of unamortized issue costs.
During Q4 2019, the Company repaid US$8.7 million against its Term Facility using proceeds from the sale of a building. As a result of this repayment, we expensed $0.3 million of unamortized issue costs.
The Term Facility is repayable in equal quarterly installment payments of US$1.2 million or 0.25% of the initial principal commencing September 30, 2017. As a result of the repayment in Q1 2019, the Company is not required to make any further installment payments through to maturity.
The Term Facility also requires repayments equal to 50% of excess cash flow (the "Excess Cash Flow Payments") (as defined in the senior secured credit agreement ("Senior Secured Credit Agreement")), commencing for the fiscal year-ended June 30, 2018, while the first lien net leverage ratio ("First Lien Leverage Ratio"), as defined in the Senior Secured Credit Agreement, is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. As at June 30, 2019, $7.5 million was owed under the Excess Cash Flow Payments terms of the Term Facility.
The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, as defined in the Senior Secured Credit Agreement:

Period	Ratio Target
Each fiscal quarter commencing September 30, 2018	< 6.75x
Each fiscal quarter commencing September 30, 2019	< 6.50x
Each fiscal quarter commencing September 30, 2020	< 5.75x
Each fiscal quarter commencing September 30, 2021 to Maturity at December 29, 2023	< 5.50x
At June 30, 2019, the Total Net Leverage Ratio was 5.92x.
For additional information on the Term Facility, refer to the Fiscal 2019 consolidated financial statements and the Senior Secured Credit Agreement on SEDAR at www.sedar.com.
Senior Unsecured Convertible Debentures
As at June 30, 2019, the senior unsecured convertible debentures ("Convertible Debentures") had a principal balance of $140.0 million (June 30, 2018 - $140.0 million), bearing interest at an annual rate of 5.875% and paid semi-annually on March 31 and September 30 of each year. The Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Convertible Debentures mature September 30, 2024.
The Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Convertible Debentures. As a result, the Convertible Debentures were deemed to have no equity component at initial recognition and the estimated fair value of the embedded derivatives is recorded as a financial liability and included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income. As at June 30, 2019, the estimated fair value of the embedded derivatives was $4.8 million.

Working Capital and Liquidity
Working capital represents the Company’s current assets less current liabilities, which was $190.2 million as at June 30, 2019, compared to $194.0 million at June 30, 2018.
Based on our current revenue expectations for Fiscal 2020, we believe that our working capital is sufficient to meet our present requirements and future business plans. We expect foreseeable cash needs to be funded through existing cash resources, the Revolving Facility and operating cash flow.

Contractual Obligations1
The following table summarizes our outstanding cash commitments as of June 30, 2019:

Payments Due by Period	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
(shown in thousands)
	$	$	$	$	$

Accounts payable and accrued liabilities	103,487	103,487	—	—	—
Interim production financing	92,448	92,448	—	—	—
Other long-term liabilities	3,283	—	3,283	—	—
Senior unsecured convertible debentures	183,198	8,225	16,450	16,450	142,073
Term facility	470,656	19,018	23,035	428,603	—
Operating leases	40,473	8,137	11,925	9,346	11,065
Finance lease obligations	6,589	3,362	3,187	40	—

Total Contractual Obligations	900,134	234,677	57,880	454,439	153,138

1In addition to the totals above, the Company has entered into various contracts to buy broadcast rights with future commitments totaling $14.0 million.

Recent Transactions
Sale of Building in Toronto
On May 13, 2019, the Company sold a building in Toronto, Ontario for gross proceeds of $12.0 million. The net proceeds from the sale were used to pay down a portion of our term debt.
Sale of Halifax Animation Studio
On November 7, 2018, the Company sold its animation studio located in Halifax, Nova Scotia in order to streamline operations and consolidate our animation production into one studio in Vancouver. The sale did not include any intellectual property held by DHX Media.
Sale of a Minority Interest in Peanuts
On July 23, 2018, the Company completed the sale of a non-controlling interest in its Peanuts subsidiary to Sony. Sony acquired 49% of our 80% interest in Peanuts for gross proceeds of $234.6 million and net proceeds of $214.1 million (net of transaction costs of $8.7 million and taxes of $11.8 million).
As at June 30, 2019, we held a 41% interest in Peanuts, Sony holds a 39% interest, and the members of the family of Charles M. Schulz ("Schulz Family") hold a 20% interest. Subsequent to the sale, DHX Media continues to control Peanuts and therefore consolidated 100% of Peanuts.
Acquisition of Peanuts and Strawberry Shortcake
On June 30, 2017, DHX Media acquired the entertainment division of Iconix Brand Group, Inc., which included both an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake, for US$349.0 million ($453.0 million) in cash, which comprised the following:

•	A purchase price of US$345.0 million ($447.7 million) paid at closing; and

•
A working capital adjustment of US$4.1 million ($5.4 million), of which US$1.5 million ($2.0 million) was paid at closing and US$2.6 million ($3.4 million) was paid during the nine months ended March 31, 2018.

The remaining 20% interest in Peanuts continues to be held by members of the Schulz Family. Additionally, the Schulz Family is entitled to a fee based on revenues less certain shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts.
Additional information on the acquisition and the purchase price allocation are described in the Company’s Fiscal 2018 audited consolidated financial statements.

Share Capital
As at June 30, 2019, DHX Media’s issued and outstanding share capital is summarized as follows:

Common Voting Shares	32,198,166
Variable Voting Shares	102,740,199
Total Common Shares	134,938,365
Preferred Variable Voting Shares	100,000,000
Options	9,970.616
Performance Share Units	55.198
Deferred Share Units	128,587

Pursuant to DHX Media’s articles of incorporation and the Broadcasting Act (Canada), the Common Voting Shares may only be held and controlled by Canadians, and the Variable Voting Shares may only be held and controlled by non-Canadians. The dual-class share structure is required to enable the Company to comply with Canadian ownership rules as an operator of broadcast assets. The preferred variable voting shares were instituted prior to the Company’s initial public offering and are maintained to ensure compliance with Canadian ownership requirements related to its business and continuing qualification for tax credits. For additional information on DHX Media’s share capital, see our Fiscal 2019 AIF dated September 23, 2019.
Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of our operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.
Related Party Transactions
There are no related party transactions included in the Fiscal 2019 consolidated financial statements of the Company as at June 30, 2019.
Critical Accounting Estimates
The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 1 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the year ended June 30, 2019 on www.sedar.com or DHX Media’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.
Changes in Accounting Policies
New and amended standards adopted

i)	IFRS 9, Financial Instruments ("IFRS 9")
Effective July 1, 2018, the Company adopted IFRS 9, which establishes a single classification and measurement approach for financial assets and financial liabilities that reflect the business model in which they are managed and their cash flow characteristics. IFRS 9 also provides guidance on an entity's own credit risk relating to financial liabilities and amends the impairment model by introducing a new 'expected credit loss' model for calculating impairment. IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement ("IAS 39").
Under the previous accounting standard, the Company calculated its provision for impaired receivables by applying an 'incurred loss' model. Under IFRS 9, the Company applied the 'expected credit loss' model. Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of the customer's historical default experience and expected future credit losses. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty. In accordance with the transitional provisions of IFRS 9, the resulting increase to the provision for impaired receivables as at July 1, 2018 was $1.0 million with a corresponding increase to opening deficit.

In addition, the Company previously classified its financial assets as 'loans and receivables' and its financial liabilities as 'other financial liabilities', both of which were measured at amortized cost, with the exception of embedded derivatives which was classified as 'Fair value through profit and loss' and measured, on a recurring basis, at fair value. Under IFRS 9, the measurement basis would remain the same across all financial instruments, however the category for classification has been amended to 'Amortized Cost' for its financial assets classified as loans and receivables and its financial liabilities classified as other financial liabilities, and to 'Fair value through profit and loss' for its embedded derivative.
The standard also clarifies the accounting treatment for modifications of financial liabilities and requires a financial liability measured at amortized cost to be remeasured when a modification occurs. Any resulting gain or loss is required to be recognized in profit or loss at the date of modification. There was no adjustment to the Company's consolidated financial statements as a result of this change.

ii)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
Effective July 1, 2018, the Company adopted IFRS 15, which establishes a new comprehensive framework to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of other standards. IFRS 15 replaces IAS 18, Revenue, IAS 11, Construction Contracts, and some revenue related interpretations. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation.
The Company adopted IFRS 15 using the modified retrospective method, which requires the cumulative effect of initially applying the Standard to be recognized at the date of initial application, which is July 1, 2018, and that the financial information previously presented for the year ended June 30, 2018 would remain unchanged. The Company also elected to apply the practical expedient which permits the Company to apply IFRS 15 retrospectively only to contracts that are not completed contracts at the date of initial application.
The significant changes to the Company's revenue recognition policies are as follows:

•
Under its proprietary production segment, we previously recorded revenue for the initial broadcast rights when the production was completed and available to the customer. Under IFRS 15, an assessment is made at the inception of each contract to determine whether i) the performance obligations are satisfied at a point in time, which generally occurs when the production is completed, available to the customer, and the customer has the contractual right to broadcast or stream the content, or ii) the Company transfers control of the production over time and therefore satisfies the performance obligations and recognizes revenue over time. Over time recognition generally occurs when the Company's production creates an asset that the customer controls as that production is created. When performance obligations are satisfied at a point in time, revenue is recognized when all the aforementioned criteria are met. When performance obligations are satisfied over time during the production of the show, revenue is recognized using the percentage of completion method, based on actual costs incurred compared to the total estimated costs. This change did not have an effect on the Company's opening balance sheet.

•
Under its distribution segment, we previously recorded revenue on certain distribution license agreements for its television and film content when the contract was executed and the licensed content was available to the customer. Under IFRS 15, revenue is deferred and recorded as revenue when the licensed content is available to the customer and the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.

•
Under its consumer products-owned segment, we previously recognized license revenue relating to certain minimum guarantees for royalties on its copyrights and brands at the start of the license period. Under IFRS 15, the Company determined that these were right-of-access licenses and as a result, minimum guarantees are deferred and amortized over the term of the license. Royalty revenue is calculated as the greater of royalties based on underlying sales or the pro-rata allocation of the minimum guarantee. This change resulted in a July 1, 2018 adjustment to increase opening deficit by $5.8 million, an increase to opening deferred revenue by $6.5 million, a decrease to opening deferred income taxes by $1.1 million, and a decrease to accumulated other comprehensive loss by $0.5 million.

•
For renewals or extensions of license agreements for television and film content, we previously recorded revenue when the agreement was renewed or extended. Under IFRS 15, revenue related to the extension or renewal term is recognized when the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.
The following is a reconciliation of the impact of IFRS 15 for the year ended June 30, 2019:

June 30, 2019
Revenue under IFRS 15, as reported	439,800
Impact of IFRS 15 on revenue:
Revenue on minimum guarantees [1]	(3,693)
Revenue on proprietary production shows [2]	1,544
Revenue on distribution licenses [3]	1,834
Revenue under IAS 18	439,485

Direct production costs and expense of film and television produced under IFRS 15, as reported	253,003
Impact of IFRS 15 on Direct production costs and expense of film and television produced: [4]	926
Direct production costs and expense of film and television produced under IAS 18	253,929
Impact of IFRS 15 on Adjusted EBITDA Attributable to the Shareholders of the Company	1,241

1Revenue on minimum guarantees - these are minimum guarantees on royalties in the consumer products-owned channel that were previously recognized at the inception of the license period but under IFRS 15 are recognized over the license term as a "right-to-access license", resulting in a corresponding adjustment to deferred revenue.
2Revenue on proprietary production shows - these are proprietary production revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control was transferred under IFRS 15.
3Revenue on distribution licenses - these are distribution revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control transferred under IFRS 15.
4Direct production and new media costs - these costs are the expense of film and television produced related to proprietary production shows that have been deferred, with a corresponding adjustment to investment in film and television programs.

IFRIC 22, Foreign currency transactions and advance consideration ("IFRIC 22")
Effective July 1, 2018, the Company adopted IFRIC 22, which clarified how to determine the date of transaction for the exchange rate to be used on initial recognition of a related asset, expense or income where an entity pays or receives consideration in advance for foreign currency-denominated contracts. For a single payment or receipt, the date of the transaction is the date on which the entity initially recognises the non-monetary asset or liability arising from the advance consideration (the prepayment or deferred income/contract liability).
The Company has elected to apply IFRIC 22 prospectively beginning July 1, 2018. The adoption of this standard did not have a material impact to the Company's consolidated financial statements.

iii)	Amendments to IFRS 2, Share-based payment ("IFRS 2")
Effective July 1, 2018, the Company adopted the amendments to IFRS 2, which clarified the classification and measurement of certain share-based payment transactions. The adoption of this amendment did not have an impact to the Company's consolidated financial statements.
Accounting standards issued but not yet applied

i)
Effective July 1, 2019, the Company will adopt IFRS 16, Leases ("IFRS 16"), which introduces a single accounting model and eliminates the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for all leases, with limited exceptions. The Company will adopt IFRS 16 using the modified retrospective method, which will result in no restatement to prior reporting periods presented and no adjustment to opening retained earnings as at July 1, 2019. Existing finance leases under the previous standard will continue on as finance leases under IFRS 16.

The Company has elected to apply the following practical expedients on adoption:

•	Consider contracts determined to be leases under IAS 17, Leases ("IAS 17") as leases under IFRS 16;

•	Measure all right-of-use assets and lease liabilities, regardless of commencement date, using discount rates as of July 1, 2019;

•	Retain prior assessment of onerous lease contracts under IAS 37, Provision, Contingent Liabilities and Contingent Assets, rather than reperforming an impairment review;

•	Exclude initial direct costs from the measurement of the right-of-use asset on the date of initial application;

•	Continue to treat leases with a remaining term of 12 months or less from July 1, 2019, and low-value leases, as operating leases under IAS 17; and

•	Elect, by class of underlying asset, not to separate non-lease components from lease components.
The adoption of IFRS 16 is expected to result in the recognition of approximately $34 million in lease liabilities, $27 million in right-of-use assets, $2 million in amounts receivable, and a reduction of accounts payable and accrued liabilities and other long-term liabilities by $5 million related to lease inducements under IAS 17.

ii)
In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatment to clarify how the requirements of IAS 12, Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application permitted. The Company does not expect a significant financial impact due to the adoption of this Standard.

Significant accounting judgments and estimation uncertainty
The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The Company's significant accounting judgments and estimation uncertainty are as described in the June 30, 2019 notes to the consolidated financial statements.
Financial Instruments and Risk Management
The Company’s financial instruments consist of cash and cash equivalents, as well as cash held in trust, amounts receivable, long-term amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and certain items included within other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk
Credit risk arises from cash, cash held in trust as well as credit exposure to customers, including outstanding trade receivables. The Company manages credit risk on cash and cash equivalents by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.
The maximum exposure to credit risk for cash, cash held in trust and trade receivables approximate the amount recorded on the consolidated balance sheet of $237,018 at June 30, 2019 (2018 - $228,542).
The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 3.40% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.
Interest Rate Risk
The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash and cash equivalents and cash held in trust bear interest at floating rates. A 1% (100 bps) fluctuation in the interest rate on the Company's variable rate debt instruments would have an approximate $4,000 to $5,000 effect on net income before income taxes.
Liquidity Risk
The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases, interim production financing and maintaining revolving credit facilities (note 12). As at June 30, 2019, the Company had cash on hand of $39,999 (June 30, 2018 - $46,550).
Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.
The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year-to-year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.
The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.
Currency Risk
The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. At June 30, 2019, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP, JPY or Euro foreign exchange rates would have an approximate $6,000 effect on net income and comprehensive income.

Risk Assessment
The Company is exposed to a number of specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. The specific and general risks include, but are not limited to the following: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.
The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.
The Company’s leverage could affect its ability to obtain financing, restrict operational flexibility, restrict payment of dividends, divert cash flow to interest payments and make it more vulnerable to competitors and economic downturns.
DHX Media incurred a significant amount of indebtedness in connection with its recent acquisitions. As of June 30, 2019, DHX Media had outstanding indebtedness of approximately $651 million. The Company’s degree of current and future leverage, particularly if increased to complete potential acquisitions, could materially and adversely affect DHX Media in a number of ways, including:

•
limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	restricting the Company’s flexibility and discretion to operate its business;

•	limiting the ability of the Company to complete acquisitions or enter into other strategic transactions;

•	limiting the Company’s ability to declare dividends on its Shares;

•
having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities;

•	exposing the Company to increased interest expense on borrowings at variable rates;

•	limiting the Company’s flexibility to plan for, or react to, changes in its business or market conditions;

•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;

•	making the Company vulnerable to the impact of adverse economic, industry and Company-specific conditions; and

•	making the Company unable to make capital expenditures that are important to its growth and strategies.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company’s operations and ability to implement its business strategy.
The Company’s current outstanding indebtedness may limit its ability to incur additional debt, sell assets, grant liens and pay dividends. In addition, in the event of a default, or a cross-default or cross-acceleration under future credit facilities, the Company may not have sufficient funds available to make the required payments under its debt agreements, resulting in lenders taking possession of collateral.
The terms of the Company’s Senior Credit Facilities, Convertible Debentures and other indebtedness may limit the Company’s ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	acquire companies, assets or businesses or enter into other strategic transactions;

•	sell significant assets;

•	grant liens; and

•	pay dividends in excess of certain thresholds.

The Senior Credit Facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company’s ability to finance its future operations or capital needs or to take advantage of favorable business opportunities. The Company’s ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company’s control. The Company’s failure to comply with any of these covenants or financial ratios may result in a default under the Senior Credit Facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross- acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the Senior Credit Facilities or the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the Senior Credit Facilities or any credit facility that it may enter into in the future, if at all. For additional information concerning the Company’s Senior Credit Facilities refer to the Company's Fiscal 2019 AIF sections “General Development of the Business - Significant Acquisitions and Other Recent Developments” and “Material Contracts”.
The Company may require additional capital in the future which may decrease market prices and dilute each shareholder’s ownership of the Company’s Shares.
The Company may require capital in the future in order to meet additional working capital requirements, pay down debt, make capital expenditures, take advantage of investment and/or acquisition opportunities or for other reasons (the specific risks of which are described in more detail below). Accordingly, the Company may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company.
In order to raise such capital, the Company may sell additional equity securities in subsequent offerings and may issue additional equity securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market price for the securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of the Company’s business. Furthermore, additional financings may not be available on terms favorable to the Company, or at all. The Company’s failure to obtain additional funding could prevent the Company from making expenditures that may be required to grow its business or maintain its operations.
The Company may issue additional Shares, including upon the exercise of its currently outstanding convertible debentures, stock options and in accordance with the terms of the Company’s dividend reinvestment plan, employee share purchase plan and performance share unit plan. Accordingly, holders of Shares may suffer dilution.
The Company may not be able to acquire or develop products and rights to entertainment properties, or enhance existing products, brands and entertainment properties, that satisfy consumer sentiments, which could have a material adverse effect on its business, results of operations or financial condition.
The Company depends on its ability to develop and identify third party entertainment properties and brands which are responsive to consumer sentiments and expected to be popular with consumers. The Company’s ability to maintain its current revenues and increase revenues will depend on its ability to develop or acquire, introduce and achieve market acceptance of its entertainment properties, brands and products (including television and other content). If the Company is unable to anticipate consumer preferences, its entertainment properties, brands and products may not be accepted by children, parents, or families, demand for the Company’s entertainment properties, brands and products could decrease and the Company’s business, financial condition and performance could be materially and adversely affected.
The Company’s business and financial performance depend largely upon the appeal of its entertainment properties, brands and products. Failure to anticipate, identify and react to changes in children’s interests and consumer preferences could significantly lower sales of its entertainment properties, brands and products and harm its revenues and profitability. This challenge is more difficult with the ever increasing utilization of technology and digital media in entertainment offerings, and the increasing breadth of entertainment available to consumers. Evolving consumer tastes and shifting interests, coupled with changing and expanding sources of entertainment and consumer products and properties which compete for children’s and families’ interest and acceptance, create an environment in which some products and properties can fail to achieve consumer acceptance, and other products and properties can be popular during a certain period of time but then be rapidly replaced. The preferences and interests of children and families evolve quickly, can change drastically from year to year and season to season and are difficult to anticipate. Significant, sudden shifts in demand are caused by “hit” entertainment properties and brands, which are often unpredictable. A decline in the popularity of the Company’s existing brands and entertainment properties, or the failure of the Company’s original content, entertainment properties and brands to achieve and sustain market acceptance with consumers, could significantly lower the Company’s revenues and operating margins, which would harm the Company’s business, financial condition and performance.
Additionally, Company depends on a limited number of titles for a significant portion of the revenues generated by its content library. In addition, some of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire or develop new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.
The industries in which the Company operates are highly competitive and the Company’s inability to compete effectively may materially and adversely impact its business, financial condition and performance.
The Company operates in industries characterized by intense competition. The Company competes domestically and internationally with numerous large and small children’s entertainment companies. Low barriers to entry enable new competitors to quickly establish themselves with only a single popular brand or entertainment property. New participants with a popular idea or property can gain access to consumers and become a significant source of competition for the Company, including through new widely and easily available platforms, including AVOD platforms such as YouTube. The Company’s competitors’ entertainment properties and content may achieve greater market acceptance than the Company’s properties and content and, in doing so, may potentially reduce the demand for the Company’s content, entertainment properties and brands. The Company’s competitors have obtained and are likely to continue to obtain licenses that overlap with the Company’s licenses with respect to products, geographic areas and markets. The Company may not be able to continue to compete effectively against current and future competitors.
For fiscal 2019, a material portion of the Company’s revenues have been derived from the production and distribution of entertainment content. The business of producing and distributing entertainment content is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other entertainment companies for entertainment properties, ideas and storylines created by third parties as well as for actors, directors, writers and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.
The Company competes for time slots with a variety of companies which produce televised programming. The number of favorable time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. The license fees paid by major networks remain lucrative and, as a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to obtain favorable programming slots and the failure to do so may have a negative impact on the Company’s business.
A change in the methodologies, policies, or contractual terms applicable to YouTube or other AVOD platforms, a change in laws or regulations applicable to such platforms, or a governmental or third-party claim against YouTube or other AVOD platforms or in respect of the Company’s use of such platforms could have a material adverse effect on the growth and revenues of DHX Media and the value of the Shares.
Substantially all of DHX Media’s revenue from digital distribution through WildBrain is derived from advertising revenue from YouTube. YouTube or other AVOD platforms, or DHX Media directly, may be subject to claims or proceedings initiated by a third party, including claims or proceedings relating to advertising to children, whether instituted by a governmental entity or otherwise. In any such case or even independent of any such claims or proceedings, YouTube or other AVOD platforms may, among other things, cease providing content with advertising to children, change their approach to providing content with advertising to children, including amending or otherwise modifying methodologies, policies and/or contractual terms applicable to the platform and use thereof, or remove content. In any of such instances, DHX Media’s revenue from digital distribution, the growth of such business (including WildBrain) and the value of the Shares may be materially adversely impacted.
In the event that laws or regulations are changed or instituted which impact the ability of YouTube to generate advertising revenue through its service and pass a portion of such revenue on to the copyright owners of content distributed via any such platforms, DHX Media’s revenue from digital distribution, the growth of such business (including WildBrain) and the value of the Shares may be materially adversely impacted.

The Company’s results of operations may fluctuate significantly depending on the number and timing of television programs and films delivered or made available to various media.
Results of operations with respect to DHX Media’s production and distribution of film and television operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels of distribution, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, among other reasons, DHX Media’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.
The Company’s entertainment programming may not be accepted by the public which would result in a portion of the Company’s costs not being recouped or anticipated profits not being realized.
The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.
The Company’s films and television programs may not receive favorable reviews or ratings or perform well in ancillary markets, broadcasters and other content exhibitors may not license the rights to the Company’s film and television programs, and distributors may not distribute or promote the Company’s films and television programs, any of which could have a material adverse effect on the Company’s business, results of operations or financial condition.
Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favorable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.
Licensed distributors’ decisions regarding the timing of release of, and promotional support for, the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.
The Company may not successfully protect and defend against intellectual property infringement and claims. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition.
The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of film and television programs into digital format have made it easier to create, transmit and share unauthorized copies of film and television programs. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.
Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.
Voting rights of Shares held by non-Canadians may be automatically decreased if votes attached to such Shares exceed certain limits under the Articles.
The terms of the Shares held by non-Canadians as defined in the Articles of Amendment of the Company provide for the voting rights attached to such Shares to decrease automatically and without further act or formality on the part of the Company or the holder if the total number of votes that may be exercised in respect of all issued and outstanding Shares held by non-Canadians exceed certain limits. As a result, non-Canadian holders of Shares may have less influence on a per share basis than holders of Shares who are Canadian on matters requiring a vote of shareholders. An automatic decrease of voting rights attaching to the Shares held by non-Canadians, or the risk that such a decrease of voting rights attaching to the Shares held by non-Canadians may occur, could affect the ability of holders of Shares who are not Canadian to sell their Shares at an advantageous price. See “Description of Capital Structure”.
The laws and regulations applicable to DHX Media in connection with its television broadcasting and content businesses may have an adverse effect on DHX Media and the value of its Shares.
Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX Media refer to “Description of Capital Structure” above. Any failure to comply with such limits could result in the loss of the broadcast licences held by DHX Television. In October 2014 DHX Media effected the Share Capital Reorganization in order to address this risk concerning Canadian ownership and control of broadcast undertakings. Additional details concerning DHX Media’s capital structure can be found above under the heading “Description of the Share Capital”. The CRTC has not reviewed or approved DHX Media’s share capital structure and there can be no assurance that the level of non-Canadian ownership of DHX Media’s shares will be deemed to be within acceptable limits for the purposes of the Broadcasting Act.
Additionally, the laws and regulations which require Canadian control of broadcast undertakings and in order to obtain government tax credits and other incentives, as well as DHX Media’s share capital structure which was adopted in connection therewith, may deter potential investors or acquirors of DHX Media’s Shares which could have a negative impact on the value of the Shares.
Loss of the Company’s Canadian status may result in loss of government tax credits and incentives or default by the Company under broadcast licences.
In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canada Media Fund, provincial film equity investment and incentive programs, federal and provincial tax credits, and other investment and incentive programs. Tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.
Furthermore, the Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act (Canada). In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will generally qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. In addition, the Canadian producer must have full creative and financial control of the project. A substantial number of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, a Canadian or other broadcaster or content exhibitor could refuse acceptance of the Company’s productions.
The Company may not be able to successfully integrate and operate the Peanuts business.
The Company’s ability to maintain and successfully execute its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating or otherwise operating the Peanuts business and/or integrating the involvement of SMEJ in the Peanuts business and the operation thereof could significantly affect the Company’s business and results of operations. The addition of the Peanuts business and SMEJ’s involvement therein, may result in significant challenges, including dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters. Management of the Company may be unable to operate the Peanuts business in an efficient manner. As a result, it is possible that management of the Company may be unable to effectively maintain relationships with clients, suppliers, employees, or other key stakeholders or to achieve the anticipated benefits of the acquisition and divestiture, as applicable.
The challenges involved in the integration and operation of the Peanuts business (including with the involvement of SMEJ) may include, among other things, the following:

•	addressing possible differences in corporate cultures and management philosophies;

•	retaining key personnel going forward;

•	integrating information technology systems and resources;

•	managing the expansion the Company’s systems, including but not limited to accounting systems;

•	unforeseen expenses or delays;

•	unforeseen facilities-related issues;

•	performance shortfalls relative to expectations as a result of the diversion of management's attention; and

•	meeting the expectations of business partners with respect to the overall integration and operation of the business.
The Company is dependent on its information technology systems, applications and information repositories. Failures in or cyber threats to such technology systems could adversely affect the Company and its operations.
The day-to-day operations of the Company are highly dependent on information technology systems and internal business processes and the ability of the Company and its service providers to protect the Company’s networks and information technology systems. An inability to operate or enhance information technology systems could have an adverse impact on, among other things, the Company’s ability to produce accurate and timely invoices, manage operating expenses and produce accurate and timely financial reports. Although the Company has taken steps to reduce these risks, there can be no assurance that potential failures of, or deficiencies in, these systems or processes will not have an adverse effect on the Company’s operations and/or its financial results.
An inability to protect the Company’s systems, applications and information repositories against cyber threats, which include cyber attacks, including, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, unauthorized access to confidential, proprietary or sensitive information, unauthorized access to corporate or network information technology systems or other breaches of security could result in service disruptions to, or could have an adverse impact on, the Company’s business operations and could harm the Company’s brand, reputation and customer relationships. Although the Company has taken steps to reduce these risks, there can be no assurance that future cyber threats, if to occur, will not have an adverse effect on the Company’s operating results. Establishing responses strategies and business continuity protocols to maintain operations if any disruptive event materializes is critical to the Company. A failure to complete planned and sufficient testing, maintenance or replacement of the Company’s networks, equipment and facilities as appropriate, could disrupt the Company’s operations or require significant resources.
If the Company fails to maintain an effective system of internal controls, it may not be able to report its financial results or prevent fraud, which could harm the Company’s financial performance and may cause investors to lose confidence in it.
The Company must maintain effective internal financial controls for it to provide reliable and accurate financial reports. The Company’s compliance with the internal control reporting requirements will depend on the effectiveness of its financial reporting and data systems and controls. The Company expects these systems and controls to become increasingly complex to the extent that its business grows, including through acquisitions. To effectively manage such growth and more generally, the Company will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. These measures may not ensure that the Company designs, implements and maintains adequate controls over its financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm the Company’s financial performance or cause it to fail to meet its financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in the Company’s reported financial information, which could have a material and adverse effect on the trading price of its stock and its access to capital.
The market prices for the Shares may be volatile as a result of factors beyond the Company’s control.
Securities markets have a high level of price and volume volatility, and the market price of shares of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company’s Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavorable publicity, changes in applicable laws and regulations, exercise of the Company’s outstanding options, or other factors. Moreover, from time to time, the stock markets on which the Company’s Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s Shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Shares or the availability of Shares for future sale (including Shares issuable upon the exercise of stock options) will have on the market price of the Shares prevailing from time to time. Sales of substantial numbers of Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s Shares.
As a result of any of these factors, the market price of the Shares may be volatile and, at any given point in time, may not accurately reflect the long term value of DHX Media. This volatility may affect the ability of holders of Shares to sell their Shares at an advantageous price.
The public announcement of potential future corporate developments may significantly affect the market price of the Shares.
Management of the Company, in the ordinary course of the Company’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in the Company by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing intellectual property, significant distribution arrangements and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Shares. The Company’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell Shares of the Company are doing so at a time when the Company is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Shares.
In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention, possible dilution to shareholders and other factors as discussed below in more detail. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.
The Company faces risks inherent in doing business internationally, many of which are beyond the Company’s control.
The Company distributes films and television productions, licenses its intellectual property and conducts other business activities outside Canada and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; foreign currency and exchange risks; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.
Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.
Funds from the foreign exploitation of its properties may be paid in foreign currencies which may vary substantially relative to the Canadian dollar in a production period due to factors beyond the Company’s control. In addition, foreign currency and exchange control regulations may adversely affect the repatriation of funds to Canada.
The returns to the Company from foreign exploitations of its properties are customarily paid in USD, GBP, JPY and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canada funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company may hedge its foreign exchange risk through the use of derivatives.
Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.
The Company is subject to income taxes in a number of jurisdictions, and to audits from tax authorities in those jurisdictions. Any audits could materially affect the income taxes payable or receivable in any jurisdiction, which changes would affect the Company’s financial statements.
In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates, taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX Media is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.
The Company relies on key personnel, the loss of any one of whom could have a negative effect on the Company.
The Company’s future success is substantially dependent upon the services of certain key personnel of the Company, including certain senior management, and creative, technical and sales and marketing personnel. The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Recruiting and retaining skilled personnel is costly and highly competitive. If the Company fails to retain, hire, train and integrate qualified employees and contractors, it may not be able to maintain and expand its business.
The Company may be subject to or pursue claims and legal proceedings that could be time-consuming, expensive and result in significant liabilities.
Governmental, legal or arbitration proceedings may be brought or threatened against the Company and the Company may bring legal or arbitration proceedings against third parties. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.
The Company’s growth strategy partially depends upon the acquisition of other businesses. There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations.
The Company has made or entered into, and may continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX Media believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base, among other things. The successful implementation of such acquisition strategy depends on the capital resources of the Company and Company’s ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company’s operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX Media is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX Media at the time of acquisition, and certain target companies may be larger than DHX Media.
Growth and expansion resulting from future acquisitions may place significant demands on the Company’s management resources. In addition, while DHX Media’s management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company’s current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of management’s time and resources.
Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX Media will have the capital resources required to complete any such acquisitions or be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company’s share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.
Credit ratings and credit risk of the Company may change.
The credit ratings assigned to the Company are not a recommendation to buy, hold or sell securities of the Company. A rating is not a comment on the market price of a security nor is it an assessment of ownership given various investment objectives. There can be no assurance that the credit ratings assigned to the Company will remain in effect for any given period of time and ratings may be upgraded, downgraded, placed under review, confirmed and discontinued by an applicable credit ratings agency at any time. Real or anticipated changes in credit ratings may affect the market value of securities of the Company. In addition, real or anticipated changes in credit ratings may affect the Company’s ability to obtain short-term and long-term financing and the cost at which the Company can access the capital markets. See “Ratings” for additional information.
The Company’s expanding operations have placed significant demands on the managerial, operational and financial personnel and systems of the Company.
As a result of acquisitions and other transactions completed by DHX Media, among other reasons, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX Media. No assurance can be given that the Company’s systems, procedures and controls will be adequate to support the operations of DHX Media or the management of its relationships with third parties and the operations of such ventures. The future operating results of the Company and its subsidiaries will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If the Company is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.
The Company manages liquidity carefully to address fluctuating quarterly revenues. Any failure of the Company to adequately manage such liquidity could adversely affect the Company’s business and results of operations.
The Company’s production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company’s film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television and other services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company’s business and results of operations, including by limiting the Company’s ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.
There can be no assurance that the Company will reinstate its dividend payments at the prior levels or at all.
The Company previously paid quarterly dividends on its Shares in amounts approved by the Board. On September 24, 2018, the Company announced that it had suspended its quarterly dividend. There can be no assurance that the Company will reinstate its dividend payments at the prior levels or at all.
The Company may be materially adversely affected by the loss of revenue generated by a few productions or broadcasters.
Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Shares may be materially adversely affected should the Company lose the revenue generated by any such production or broadcaster.
The Company may not have sufficient insurance coverage, completion bonds, or alternative financing to pay for budget overruns and other production risks.
A production’s costs may exceed its budget. Unforeseen events such as labor disputes, death or disability of a star performer or other key personnel, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.
Management estimates for revenues and expenses for a production may not be accurate.
The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if the Company’s management has not accurately forecast the revenue potential of a production.
Local cultural incentive programs currently accessed by the Company may be reduced, amended or eliminated.
There can be no assurance that the local cultural incentive programs which DHX Media may access in Canada and internationally from time to time, including those sponsored by various Canadian, European and Australian governmental agencies, will not be reduced, amended or eliminated. There can be no assurance that such programs and policies will not be terminated or modified in a manner that has an adverse impact on DHX Media’s business, including, but not limited to, its ability to finance its production activities. Any change in the policies of those countries in connection with their incentive programs may require DHX Media to relocate production activities or otherwise have an adverse impact on DHX Media’s business, results of operation or financial condition.
The Company may be required to increase overhead and payments to talent in connection with increases in its production slate or its production budgets, which would result in greater financial risk.
The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.
Changes in the regulatory environment of the film and television industry could have a material adverse effect on the Company’s revenues and earnings.
At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to DHX Television more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings.
Technological changes to production and distribution may diminish the value of the Company’s existing equipment and programs if the Company is unable to adapt to these changes on a timely basis.
Technological change may have a material adverse effect on the Company’s business, results of operations and financial condition if the Company is unable to adapt to these changes on a timely basis. The emergence of new production or computer-generated imagery (“CGI”) technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast or other exhibition standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.
A strike or other form of labor protest affecting guilds or unions in the television and film industries could disrupt the Company’s production schedules which could result in delays and additional expenses.
Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labor protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

The CRTC’s decisions following the Let’s Talk TV consultation are expected to have an impact on the manner in which broadcasting distribution undertakings package and promote television services and also to increase competition between television services. The manner in which these changes are made could have a material adverse impact on the revenues of DHX Media.
Starting in March 2016, broadcasting distribution undertakings are required to offer all discretionary television programming services it distributes (other than those that are required to be distributed as a part of the basic service and some other exceptions) either on an à la carte basis or in small, reasonably priced packages. As of December 2016, BDUs are required to offer all such services both on an à la carte basis and in small, reasonably priced packages.
The impact of these changes on existing packages offered by BDUs, and in particular on the relatively high penetration packages through which DHX Television’s services have typically been offered is not yet fully known. If DHX Television’s services were moved into low penetration packages or only offered on an à la carte basis, and if DHX Television were not able to negotiate penetration based pricing to offset the decline in penetration, then this could have an adverse impact on DHX Media’s revenue.
Loss of applicable licences for DHX Television, or changes to the terms of these licences, could have a material adverse effect on the revenues of the Company attributable to its television broadcasting activities.
DHX Television operates under three CRTC discretionary broadcast licences, which are required to operate the broadcasting undertakings held by DHX Television. The licences for independent broadcasters were renewed in 2018, and DHX Television’s licences were renewed effective as of September 2018 for a period of five years, expiring in 2023. At this licence renewal independent Category A licences were renewed as discretionary services, including Family Channel’s licence. The change in status of the Family Channel Category A licence or other loss thereof could have a material adverse effect on the subscriber count and ultimately the revenues of DHX Media attributable to its television broadcasting activities.
In addition, the CRTC licences carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of DHX Television. Moreover, in past years, previous owners of DHX Television were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX Media may share these expenditures across its four services. However, it does not have the same scale as the previous owner of such services and, therefore, does not receive the same benefit from this licence condition.
The inability of the Company to renew distribution affiliation agreements with BDUs on similar terms or at all, or the loss of certain significant customers, could have a material adverse effect on revenues of DHX Television.
DHX Television is dependent on BDUs, including cable, Direct to Home, Internet Protocol TV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect or at all. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.
The majority of DHX Television’s subscriber base is reached through a small number of very significant customers. DHX Television generally enters into long-term contracts with its customers, however, there is always a risk that the loss of an important relationship would have a significant impact on any particular business unit.
Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on DHX Media’s business, financial condition or operating results.
DHX Media’s television broadcasting operations are subject to federal government regulation, including the Broadcasting Act. The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licences, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC’s website at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC’s jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX Media’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX Media’s business, financial condition or operating results.
DHX Media’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses, DHX Media is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX Media are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX Media being required to pay different levels of royalties for these licenses.
Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX Media.
Technological changes in broadcasting may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.
With respect to DHX Television, products issued from new or alternative technologies, may include, among other things: TVOD, SVOD, Personal Video Recorders, Mobile Television, Internet Protocol TV and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of OTT content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the “living room”. These technologies may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.
The maintenance and growth of the Company’s subscriber bases is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.
Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by DHX Television to BDUs for carriage of the individual services. The extent to which the Company’s subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.
DHX Television’s broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company’s existing revenues and inhibit its capacity to grow its subscriber base.
Licences granted by the CRTC to other licencees, the emergence of new indirect and unregulated competitors, and competition for popular quality programming all increase the Company’s competition for viewers, listeners, programming and advertising dollars.
The CRTC issues new licences for a variety of services on a constant basis. Competitive licences granted to other licencees increase the competition for viewers, listeners, programming and advertising dollars. The Commission has revised its policies regarding genre protection for Category A services based on its Let’s Talk TV review conducted in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.
In recent years, the previous owner of DHX Television launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. DHX Television additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.
Quality programming is a key factor driving the success of DHX Media’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX Media from renewing supply agreements for specific popular programs or contracts for on-air personalities.

The Company has incurred and will likely continue to incur significant additional legal, accounting and other expenses as a result of the Company’s obligations as a public company in the United States.
In connection with the listing of Shares of the Company on NASDAQ, the Company became subject to public company reporting obligations in the United States. As a public company in the United States, the Company has incurred and will likely continue to incur significant additional legal, accounting and other expenses compared to levels prior to becoming a public company in the United States. In addition, changing laws, regulations and standards in the United States relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act of 2002, the United States Jumpstart Our Business Startups Act (the “JOBS Act”) and the rules and regulations of the SEC and NASDAQ, may result in an increase in the Company’s costs and the time that the Board and management of the Company must devote to complying with these rules and regulations. The Company expects that these rules and regulations will likely continue to elevate its legal and financial compliance costs and to divert management time and attention from the Company’s product development and other business activities.
The Company is a “foreign private issuer” under U.S. securities laws, and is not required to provide the same information in the same time periods as U.S. “domestic issuers”.
The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Voting Shares or Variable Voting Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.
The Company is an “emerging growth company”. The reduced reporting requirements applicable to emerging growth companies may make the Company’s Shares less attractive to investors. In addition, loss of emerging growth company status will increase management time and cost for compliance with additional reporting requirements.
The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Rule 12b-2 under the U.S. Exchange Act. The Company would qualify as a large accelerated filer (and would cease to be an emerging growth company) as at June 30, 2019 if the aggregate worldwide market value of common equity held by its non-affiliates would be US$700 million or more as of December 31, 2019, being the last business day of its second fiscal quarter of this year.
Generally, a registrant that registers any class of its securities under section 12 of the U.S. Exchange Act is required to include in the second and all subsequent annual reports filed by it under the U.S. Exchange Act, a management report on internal control over financial reporting and an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the U.S. Exchange Act.
Investors may find the Shares less attractive because the Company relies upon such exemption and other exemptions available to emerging growth companies. If some investors find the Shares less attractive as a result, there may be a less active trading market for the Shares and the Share price may be more volatile. However, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s product development and other business activities and incur increased legal and financial costs to comply with the additional associated additional reporting requirements.
It may be difficult for U.S. investors to bring actions and enforce judgments under U.S. securities laws.
Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this Annual Information Form based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of investor residence.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against the Company, its directors and officers or the experts named in this Annual Information Form. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers or the experts named in this Annual Information Form to enforce liabilities based solely upon U.S. federal or state securities laws.
An active market in the United States for the Company’s Shares may not develop or be sustained.
The Company’s Variable Voting Shares began trading on NASDAQ on June 23, 2015, and the Company’s Common Voting Shares began trading on NASDAQ on May 31, 2018 together with the Variable Voting Shares under a single ticker symbol. However, trading volume on NASDAQ has been limited. There can be no assurance that an active market for the Shares in the United States will be developed or sustained. Holders of Shares may be unable to sell their investments on satisfactory terms in the United States. As a result of any risk factor discussed herein, the market price of the Shares of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Shares may result.
Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Shares include: the extent of analytical coverage; lessening in trading volume and general market interest in the Shares; the size of the Company’s public float; and any event resulting in a delisting of Shares.
During an economic downturn, the Company’s operating results, prospects and financial condition may be adversely affected.
The Company’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions, in particular with respect to its television broadcasting activities. In certain cases, purchasers of DHX Television’s advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase the Company’s bad debt expense. During an economic downturn, there can be no assurance that the Company’s operating results, prospects and financial condition would not be adversely affected.
Additionally, as disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2019, the broadcast licences and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that the broadcast licences and/or goodwill value might be impaired. The fair value of broadcast licences and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX Media to assess the fair value of its broadcast licences and goodwill. During an economic downturn, there can be no assurance that DHX Media’s broadcast licences and goodwill value would not be adversely affected following changes in such assumptions.

Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior Management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.
The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.
In its annual filings dated September 23, 2019, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2019, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.
There were no changes in internal controls over financial reporting during the year ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
Non-GAAP Financial Measures
In addition to the results reported in accordance with IFRS as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Adjusted EBITDA attributable to the Shareholders of the Company, and Gross Margin.
“Adjusted EBITDA” means earnings (loss) before interest, income taxes, amortization of property & equipment and intangible assets, amortization of acquired and library content, equity-settled share-based compensation expense, finance costs, gain/loss on embedded derivative, gain/loss on foreign exchange, development expense, impairment of certain investments in film and television programs/acquired and library content, and also includes adjustments for other identified charges, as specified in the accompanying tables. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.
“Adjusted EBITDA attributable to the Shareholders of the Company” means Adjusted EBITDA excluding the portion of Adjusted EBITDA attributable to non-controlling interests.
“Gross Margin” means revenue less direct production costs and expense of film and television produced. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers.

Reconciliation of Historical Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company
Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company are not a recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows.
The operating results for any period should not be relied upon as an indication of results for any future period.

									Fiscal	Fiscal
	Q4 2019[1]	Q3 2019[1]	Q2 2019[1]	Q1 2019[1]	Q4 2018[1]	Q3 2018[1]	Q2 2018[1]	Q1 2018[1]	2019[1]	2018[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Income (loss) before income taxes	(51,165)	(19,071)	(12,353)	681	(24,568)	(5,763)	13,560	11,514	(81,908)	(5,257)
Provision for (recovery of) income taxes										—
Interest expense, net	9,813	9,312	9,553	11,282	13,193	11,266	12,138	11,387	39,960	47,984
Amortization[2]	5,578	5,574	6,114	5,385	6,252	6,122	5,892	5,908	22,651	24,174
Amortization of acquired and library content	3,389	3,888	3,580	3,574	3,770	4,456	3,791	3,899	14,431	15,916
Equity-settled share-based compensation expense	613	686	(319)	374	(176)	913	1,019	1,194	1,354	2,950
Other finance costs, changes in fair value embedded of derivative, and foreign exchange	(8,363)	(8,234)	19,850	757	8,349	6,948	(5,575)	(11,148)	4,010	(1,426)
Write-down of certain investment in film and television and impairment of intangible assets	68,717	34,199	1,955	—	10,102	875	1,050	—	104,871	12,027
Development, integration and other	(2,424)	1,365	832	1,888	2,029	4,567	2,373	1,585	1,661	10,554
Adjusted EBITDA[1]	26,158	27,719	29,212	23,941	18,951	29,384	34,248	24,339	107,030	106,922
Portion of Adjusted EBITDA attributable to non-controlling interests[3]	(5,997)	(7,625)	(7,204)	(6,633)	(2,979)	(2,671)	(2,236)	(1,551)	(27,459)	(9,437)
Adjusted EBITDA attributable to the Shareholders of the Company1 & 3	20,161	20,094	22,008	17,308	15,972	26,713	32,012	22,788	79,571	97,485

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.
2Amortization is made up of amortization of P&E and intangible assets.
3For Q4 2019, net income attributable to non-controlling interests was $3.8 million, composed of $5.0 million which was included in Adjusted EBITDA and ($1.2) million of which is not included in Adjusted EBITDA. For Q3 2019, net income attributable to non-controlling interests was $6.6 million, composed of $7.6 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q2 2019, net income attributable to non-controlling interests was $6.2 million, composed of $7.2 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q1 2019, net income attributable to non-controlling interests was $5.7 million, composed of $6.6 million which was included in Adjusted EBITDA and ($0.9) million of which is not included in Adjusted EBITDA. For Q4 2018, net income attributable to non-controlling interests was $2.4 million, composed of $3.0 million which was included in Adjusted EBITDA and ($0.6) million of which is not included in Adjusted EBITDA. For Q3 2018, net income attributable to non-controlling interests was $1.6 million, composed of $2.7 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q2 2018, net income attributable to non-controlling interests was $1.8 million, composed of $2.2 million which was included in Adjusted EBITDA and ($0.4) million of which is not included in Adjusted EBITDA. For Q1 2018, net income attributable to non-controlling interests was $1.4 million, composed of $1.5 million which was included in Adjusted EBITDA and ($0.1) million of which is not included in Adjusted EBITDA.

Reconciliation of Historical Results to Gross Margin
Gross Margin is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Gross Margin should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Fiscal	Fiscal
	Q4 2019[1]	Q3 2019[1]	Q2 2019[1]	Q1 2019[1]	Q4 2018[1]	Q3 2018[1]	Q2 2018[1]	Q1 2018[1]	2019[1]	2018[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Income (loss) before income taxes	(51,165)	(19,071)	(12,353)	681	(24,568)	(5,763)	13,560	11,514	(81,908)	(5,257)
Interest expense, net	9,813	9,312	9,553	11,282	13,193	11,266	12,138	11,387	39,960	47,984
Amortization[2]	5,578	5,574	6,114	5,385	6,252	6,122	5,892	5,908	22,651	24,174
Amortization of acquired and library content	3,389	3,888	3,580	3,574	3,770	4,456	3,791	3,899	14,431	15,916
Selling, general, and administrative	22,410	20,240	19,284	19,187	23,156	22,501	20,717	19,826	81,121	86,200
Other finance costs, changes in fair value embedded of derivative, and foreign exchange	(8,363)	(8,234)	19,850	757	8,349	6,948	(5,575)	(11,148)	4,010	(1,426)
Write-down of certain investment in film and television and impairment of intangible assets	68,717	34,199	1,955	—	10,102	875	1,050	—	104,871	12,027
Development, integration and other	(2,424)	1,365	832	1,888	2,029	4,567	2,373	1,585	1,661	10,554
Gross Margin[1]	47,955	47,273	48,815	42,754	42,283	50,972	53,946	42,971	186,797	190,172

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.
2Amortization is made up of amortization of P&E and intangible assets.

Additional Information
Additional information related to DHX Media, its business and subsidiaries, including its AIF is available on SEDAR at www.sedar.com.